[OBJECT OMITTED]                                                   NEWS

Veeco Instruments Inc., Terminal Drive, Plainview, NY 11803
Tel. 516-349-8300  FAX 516-349-8321

                                                       FOR IMMEDIATE  RELEASE

Financial Contact: Debra Wasser, VP of Investor Relations, 516-349-8300, x1472 Trade Contact: Fran Brennen, Director of Marketing Communications, 516-349-8300 x1222

                    VEECO ADOPTS SHAREHOLDER RIGHTS PLAN

Plainview, New York, March 13, 2001 - Veeco Instruments, Inc. (NASDAQ:
VECO) today announced that it has adopted a shareholder rights plan. Under the terms of the Rights plan, on March 30, 2001, one Right will be issued for each outstanding share of Common Stock. The Rights will expire on March 30, 2011, unless earlier terminated in accordance with the Plan. The Rights distribution will not be taxable to stockholders.

Each Right will entitle stockholders to buy one ten-thousandth of a share of the newly created Series A Junior Participating Preferred Stock of Veeco at an exercise price of $200. In general, the Rights will become exercisable if a person or group becomes the beneficial owner of 15 percent or more of the outstanding Common Stock of Veeco or announces a tender offer for 15 percent or more of the outstanding Common Stock (a "Triggering Event"). The Board of Directors will generally be entitled to redeem the Rights at one cent per Right at any time until 10 days following such an event. Until the occurence of a Triggering Event, the rights will be represented by the common stock certificates, will be transferable only with the related common stock certificate and will not be exercisable.

The Rights Plan is designed to ensure that all Veeco stockholders receive fair and equal treatment in the event of any proposed takeover of the company. The Rights are not being distributed in response to any specific effort to acquire the Company.

Details of the Rights Plan will be outlined in a letter to stockholders and will be described in a Current Report on Form 8-K to be filed with the Securities and Exchange Commission.

ABOUT VEECO:
Veeco Instruments Inc. is a worldwide leader in process equipment and metrology tools for the optical telecommunications, data storage, semiconductor and research markets. Manufacturing and engineering facilities are located in New York, California, Colorado, Arizona and Minnesota. Global sales and service offices are located throughout the United States, Europe, Japan and Asia Pacific. Additional information on Veeco can be found at http://www.veeco.com.

Forward Looking Statements: This news release contains certain forward-looking statements, including those relating to distribution of dividends and operation of the Shareholder Rights plan, that are subject to various risks and uncertainties that could cause results to differ materially. These risks include the risk that future action or inaction by the board of directors with respect to the Shareholder Rights Plan, including any future decision regarding redemption of the Rights, could become the subject of litigation and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission. The company assumes no obligation to update the information in this release.

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